UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Points.com Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

73085G109

(CUSIP Number)

Alan Kikuchi

Harspring Capital Management, LLC

1345 Avenue of the Americas FL33

New York, NY 10105

(646) 859-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73085G109

1	NAME OF REPORTING PERSON

Harspring Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		589,573
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

589,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 73085G109

1	NAME OF REPORTING PERSON

Harry M. Gail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		589,573
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

589,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 73085G109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of the Accounts in open market purchases. The aggregate purchase price of the 589,573 Shares reported herein is approximately $7,329,956, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,942,792 Shares outstanding as of December 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report form on Form 40-F filed with the Securities and Exchange Commission on March 10, 2022.

As of the close of business on June 24, 2022, each of the Reporting Persons may be deemed to beneficially own 589,573 Shares, constituting approximately 3.9% of the outstanding Shares.

(b)       Harspring and Mr. Gail have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the 589,573 Shares reported herein.

Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.

(c)       The transactions in the Shares by the Reporting persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)       On June 23, 2022, the Reporting persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

4

CUSIP No. 73085G109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

HARSPRING CAPITAL MANAGEMENT, LLC

By:	/s/ Harry Gail
	Name:	Harry Gail
	Title:	Authorized Signatory

/s/ Harry Gail
HARRY GAIL

5

CUSIP No. 73085G109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST SIXTY DAYS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

Sale of Common Shares	(831,827)	24.85	06/23/2022